October 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Matthew Crispino
Stephen Krikorian
Diane Fritz

Re:	Elastic N.V. [1]
Registration Statement on Form S-1
File No. 333-227191

Acceleration Request
Requested Date:	October 4, 2018
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Elastic N.V. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-227191) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Steven V. Bernard at (650) 320-4658 or Andrew D. Hoffman at (650) 849-3240.

* * * *

1 Immediately prior to the completion of the Company’s initial public offering, the Company intends to change its corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and change its corporate name from Elastic B.V. to Elastic N.V.

Sincerely,

ELASTIC N.V.

/s/ Shay Banon
Shay Banon
Chief Executive Officer and Chairman

cc:	Janesh Moorjani, Elastic N.V.

W. H. Baird Garrett, Elastic N.V.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP